UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

eHi Car Services Limited

(Name of Issuer)

Class A Common Shares, par value $0.001 per share**

American Depositary Shares, each representing two Class A Common Shares

(Title of Class of Securities)

26853A100***

(CUSIP Number)

Lu Feng

Dongfeng Asset Management Co. Ltd.

Special No. 1 Dongfeng Road

Wuhan Economic and Technology Development Zone

Wuhan, Hubei Province

People’s Republic of China

Tel: +86.21.5151.8888

With a copy to:

James A. Mercer III

Sheppard Mullin Richter & Hampton LLP

12275 El Camino Real, Suite 200

San Diego, CA 92130

Tel: +1.858.720.7469

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

February 18, 2019

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of § §240.1 3d- l(e), 240.13d-l(f) or 240.13d- l(g), check the following box. [X]

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

**Not for trading, but only in connection with the listing on The New York Stock Exchange of American Depositary Shares, each representing two Class A Common Shares.

*** CUSIP applies to American Depositary Shares, each representing two Class A Common Shares.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 26853A100

1.	Names of Reporting Persons. Dongfeng Asset Management Co. Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [X]
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization People’s Republic of China

Number of Shares Beneficially by Owned by Each Reporting Person With	7.	Sole Voting Power 5,000,000 Class A Common Shares
	8.	Shared Voting Power
	9.	Sole Dispositive Power 5,000,000 Class A Common Shares
	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,000,000 Class A Common Shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) 6.7% (1)
14.	Type of Reporting Person (See Instructions) CO

(1) Based on 74,279,018 Class A Common Shares outstanding as of December 31, 2017 as stated in the Issuer’s annual report on Form 20-F, filed with the Securities and Exchange Commission on April 26, 2018.

This Amendment No. 2 on Schedule 13D/A (this “Amendment”) amends and supplements the Schedule 13G filed by Dongfeng Asset Management Co. Ltd. (“Dongfeng”) with the Securities and Exchange Commission (the “SEC”) on February 12, 2015, as subsequently amended by the Amendment No. 1 filed with the SEC on May 1, 2018 (as amended, the “Schedule 13D”), with respect to the Class A Common Shares of eHi Car Services Limited, a company organized under the laws of the Cayman Islands (the “Issuer”). Except as specifically amended and supplemented by this Amendment, the Schedule 13D remains in full force and effect.

Item 4. Purpose of Transaction

Item 4 of the Schedule 13D is supplemented by adding the following:

On February 18, 2019, the Issuer entered into an Amended and Restated Agreement and Plan of Merger (as so amended and restated, the “Merger Agreement”). This Merger Agreement amends and restates and replaces in its entirety that certain Agreement and Plan of Merger, dated as of April 6, 2018 by and among Issuer, Parent and Merger Sub. The Merger Agreement provides for the merger of Merger Sub with and into the Issuer (the “Merger”), with the Issuer continuing as the surviving company, (the “Surviving Company”) and becoming a wholly owned subsidiary of Parent.

Under the terms of the Merger Agreement, (a) each Common Share issued and outstanding immediately prior to the effective time of the Merger will be cancelled in consideration for the right to receive US$6.125 per Common Share, and (b) each ADS issued and outstanding immediately prior to the effective time of the Merger will be cancelled in consideration for the right to receive US$12.25 per ADS (less US$0.05 per ADS cancellation fees), in each case, in cash, without interest and net of any applicable withholding taxes, except for (i) Rollover Shares (as defined in the Contribution and Support Agreement (as defined below)), which will be contributed by Dongfeng, The Crawford Group, Inc., ICG Holdings 1, LLC, a Delaware limited liability company and a wholly-owned subsidiary of The Crawford Group, Inc., ICG Holdings 2, LLC, a Delaware limited liability company and a wholly-owned subsidiary of The Crawford Group, Inc., L&L Horizon, LLC, Ctrip Investment Holding Ltd., a Cayman Islands exempted company, and CDH Car Rental Service Limited, a British Virgin Islands business company (collectively, the “Rollover Shareholders”) to Holdco in exchange for newly issued ordinary shares of Holdco and thereafter contributed by Holdco to Midco and by Midco to Parent and continue as ordinary shares of the Surviving Company without payment of any consideration or distribution therefor, (ii) Common Shares held by Parent, the Issuer or any of their subsidiaries immediately prior to the effective time of the Merger, which will be cancelled without payment of any consideration or distribution therefor, and (iii) Common Shares held by shareholders who shall have validly exercised and not effectively withdrawn or lost their rights to dissent from the Merger, which will be cancelled and will entitle the former holders thereof to receive the fair value thereon in accordance with such holder’s dissenters’ rights under the Cayman Islands Companies Law. The Merger is subject to the approval of the Issuer’s shareholders, and various other closing conditions. The information disclosed in this paragraph is qualified in its entirety by reference to the Merger Agreement, a copy of which is filed as Exhibit 99.5.

Concurrently with the execution of the Merger Agreement, the Rollover Shareholders entered into an Amended and Restated Contribution and Support Agreement (as so amended and restated, the “Contribution and Support Agreement”) with Holdco, Midco and Parent. The Contribution and Support Agreement amends and restates and replaces in its entirety that certain Contribution and Support Agreement, dated as of April 6, 2018. Pursuant to the Contribution and Support Agreement, each of the Rollover Shareholders has agreed, among other things, that: (a) it will (i) vote all of the Common Shares (including Class A Shares represented by ADSs) owned directly or indirectly by it in favor of the authorization and approval of the Merger Agreement and the Transactions, including the Merger (and against any alternative transaction) and (ii) irrevocably appoint Parent and any designee of Parent as its proxy and attorney-in-fact to vote all of the Common Shares (including Class A Shares represented by ADSs) owned directly or indirectly by it in accordance with the foregoing, and (b) the Rollover Shares will, in connection with and immediately prior to the effective time of the Merger, be contributed to Holdco in exchange for newly issued ordinary shares of Holdco, be contributed by Holdco to Midco, be contributed by Midco to Parent and continue as ordinary shares of the Surviving Company without payment of any consideration or distribution therefor. The information disclosed in this paragraph is qualified in its entirety by reference to the Contribution and Support Agreement, a copy of which is filed as Exhibit 99.6, and which is incorporated herein by reference in its entirety.

Concurrently with the execution of the Merger Agreement, the Rollover Shareholders, together with Ocean Imagination L.P., a Cayman Islands exempted limited partnership, and Ocean Voyage L.P., a Cayman Islands exempted limited partnership (collectively the “Investors”) entered into an Amended and Restated Interim Investors Agreement (as so amended and restated, the “Interim Investors Agreement”) with Holdco, Midco, parent and Merger Sub, this Interim Investors Agreement amends and restates and replaces in its entirety that certain Interim Investors Agreement, dated as of April 6, 2018. Pursuant to the Interim Investors Agreement the parties thereto agreed to certain terms and conditions that will govern the actions of Holdco, Midco, Parent and Merger Sub and the relationship among the Investors with respect to the transactions contemplated by the Merger Agreement. The information disclosed in this paragraph is qualified in its entirety by reference to the Interim Investors Agreement, a copy of which is filed as Exhibit 99.7, and which is incorporated herein by reference in its entirety.

Concurrently with the execution of the Merger Agreement, the Investors, executed and delivered amended and restated limited guarantees (as so amended and restated, the “Limited Guarantees”) in favor of the Issuer with respect to the payment obligations of Parent under the Merger Agreement for certain termination fees that may become payable to the Issuer by Parent under certain circumstances and certain costs and expenses, as set forth in the Merger Agreement. The Limited Guarantees amend and restate and replace in their entirety those certain Limited Guarantees dated April 6, 2018. The information disclosed in this paragraph is qualified in its entirety by reference to the Limited Guarantee, a copy of which is filed as Exhibit 99.8 and which is incorporated herein by reference in its entirety.

If the Merger is consummated, the Issuer will become a wholly owned subsidiary of Parent, the ADSs would be delisted from the New York Stock Exchange, the Issuer’s obligations to file periodic reports under the Act would be terminated, and the Issuer will be privately held by the Investors.

Consummation of the Transactions could result in one or more of the actions specified in clauses (a)-(j) of Item 4 of Schedule 13D, including the acquisition or disposition of securities of the Issuer, a merger or other extraordinary transaction involving the Issuer, a change to the board of directors of the Issuer (as the surviving company in a merger) to consist solely of persons to be designated by the Investors, and a change in the Issuer’s memorandum and articles of association to reflect that the Issuer would become a privately held company.

Dongfeng reserves the right to change its plans and intentions in connection with any of the actions discussed in this Item 4 and may, from time to time, formulate other purposes, plans or proposals regarding the Issuer or any other actions that could involve one or more of the types of transactions or have one or more of the results described in paragraphs (a) through (j) of Item 4 of Schedule 13D. Any action taken by Dongfeng may be effected at any time or from time to time, subject to any applicable limitations imposed thereon by any applicable laws and the terms of the agreements referenced herein.

The information regarding Merger Agreement, the Contribution and Support Agreement and the Interim Investors Agreement and the Limited Guarantee referenced in this Item 4 does not purport to be complete and is qualified in its entirety by reference to the full agreements, copies of which are referenced or attached hereto, and which are incorporated herein by reference in their entirety.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Items 4 and 7 are incorporated herein by reference.

Item 7. Material to Be Filed as Exhibits

Item 7 of the Schedule 13D is hereby supplemented by adding the following:

Exhibit 99.5	Amended and Restated Agreement and Plan of Merger among the Issuer, Parent and Merger Sub, dated February 18, 2019 (incorporated by reference to Exhibit 99.2 of the Issuer’s Report on 6-K filed with the SEC on February 19, 2019.

Exhibit 99.6	Amended and Restated Contribution and Support Agreement by and among Parent, Holdco, Midco and the Rollover Shareholders, dated February 18, 2019 (incorporated by reference to Exhibit 99(D)(2) of the Issuer’s Schedule 13e-3/A filed with the SEC on February 20, 2019).

Exhibit 99.7	Amended and Restated Interim Investors Agreement by and among the Investors, Holdco, Midco, Parent and Merger Sub dated February 18, 2019 (incorporated by reference to Exhibit 99(D)(1) of the Issuer’s Schedule 13e-3/A filed with the SEC on February 20, 2019).

Exhibit 99.8	Amended and Restated Limited Guarantee by Dongfeng in favor of the Issuer, dated February 18, 2019.

Signatures

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned, severally and not jointly, certifies that the information set forth in this statement is true, complete and correct.

Dated: February 27, 2019	DONGFENG ASSET MANAGEMENT CO. LTD.

	By:	/s/ Lu Feng
Lu Feng
General Manager